ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

03003560

31 January 2003

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

03 FEB -3 AM 7:21

SUPPL

ATTENTION: MR SHAWN J KLEIN

Fax: 091 202 942 9624

Dear Sir,

ABSA GROUP LIMITED: CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) EXEMPTION OF THE SECURITIES AND EXCHANGE COMMISSION IN REGARD TO RULE 164A GLOBAL DEPOSITARY RECEIPTS (FILE NUMBER : B2-4569)

Enclosed is an announcement in regard to the proposed scheme of arrangement relating to PSGBH.

Sincerely,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

WR SOMERVILLE
Group Secretary

dw 2/3

F:\abmb91\SENS\2003\letters.doc

PSG Group Limited
(Incorporated in the Republic
of South Africa)
(Registration number:
1970/008484/06)
Share code: PSG ISIN:
ZAE000013017
("PSG Group")

Absa Group Limited
Incorporated in the Republic
of South Africa)
Registration number:
1986/003934/06)
JSE code: ASA Issuer code:
AMAGB
ISIN: ZAE 000013389
("Absa")

PSG Investment Bank Holdings
Limited
(Incorporated in the Republic
of South Africa)
(Registration number:
1998/017358/06)
Share code: PGH ISIN:
ZAE000018818
("PSGBH")

UPDATE REGARDING THE PROPOSED SCHEME OF ARRANGEMENT RELATING TO PSGBH

Shareholders are referred to the previous announcements dated 6 August 2002, 13 September 2002, 18 October 2002 and 29 November 2002 regarding the scheme of arrangement ("scheme") proposed by Absa between PSGBH and its shareholders and are advised that unconditional approvals have now been received from the Competition Authorities, the South African Reserve Bank and the Minister of Finance to proceed with the scheme.

The approval of the JSE Securities Exchange South Africa and the Securities Regulation Panel can now be sought prior to an application to the High Court to grant leave to convene the scheme meeting, which is anticipated to be held on Monday, 10 March 2003.

The agreement between the parties has been amended so that, assuming that the scheme will become operative on 31 March 2003, PSGBH shareholders will on that date receive a scheme consideration from Absa of 62,75 cents per share plus a capital distribution by PSGBH of 9,38 cents per share, i.e. an aggregate amount of 72,13 cents per share. Should these amounts not be paid by 31 March 2003, same will bear interest at 12% per annum (nominal annual compounded monthly in arrears) from 1 April 2003 until date of payment.

Circulars to PSG Group and PSGBH shareholders, and a scheme circular to PSGBH shareholders, will be mailed on or about 14 February 2003. Simultaneously, salient times and dates in respect of the scheme and shareholder meetings will be published on SENS and in the press. The deadline for the completion of all remaining conditions precedent has been extended, by mutual agreement, to 30 April 2003.

Johannesburg
30 January 2003

Lead sponsor to PSG Group and PSGBH
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Independent advisor

Lead sponsor to Absa
Merrill Lynch

ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

31 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3 –9
450 Fifth Street NW
Washington DC 20549
USA

Fax: 091 202 942 9624

Dear Sirs,

ABSA GROUP LIMITED : CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) AMERICAN DEPOSITARY RECEIPTS (CUSIP NUMBER : 00077C309)

Enclosed is an announcement in regard to the proposed scheme of arrangement relating to PSGBH.

Sincerely,

WR SOMERVILLE
Group Secretary

PSG Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1970/008484/06)
Share code: PSG ISIN: ZAE000013017
("PSG Group")

Absa Group Limited
Incorporated in the Republic of South Africa)
Registration number: 1986/003934/06)
JSE code: ASA Issuer code: AMAGB
ISIN: ZAE 000013389
("Absa")

PSG Investment Bank Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/017358/06)
Share code: PGH ISIN: ZAE000018818
("PSGBH")

UPDATE REGARDING THE PROPOSED SCHEME OF ARRANGEMENT RELATING TO PSGBH

Shareholders are referred to the previous announcements dated 6 August 2002, 13 September 2002, 18 October 2002 and 29 November 2002 regarding the scheme of arrangement ("scheme") proposed by Absa between PSGBH and its shareholders and are advised that unconditional approvals have now been received from the Competition Authorities, the South African Reserve Bank and the Minister of Finance to proceed with the scheme.

The approval of the JSE Securities Exchange South Africa and the Securities Regulation Panel can now be sought prior to an application to the High Court to grant leave to convene the scheme meeting, which is anticipated to be held on Monday, 10 March 2003.

The agreement between the parties has been amended so that, assuming that the scheme will become operative on 31 March 2003, PSGBH shareholders will on that date receive a scheme consideration from Absa of 62,75 cents per share plus a capital distribution by PSGBH of 9,38 cents per share, i.e. an aggregate amount of 72,13 cents per share. Should these amounts not be paid by 31 March 2003, same will bear interest at 12% per annum (nominal annual compounded monthly in arrears) from 1 April 2003 until date of payment.

Circulars to PSG Group and PSGBH shareholders, and a scheme circular to PSGBH shareholders, will be mailed on or about 14 February 2003. Simultaneously, salient times and dates in respect of the scheme and shareholder meetings will be published on SENS and in the press. The deadline for the completion of all remaining conditions precedent has been extended, by mutual agreement, to 30 April 2003.

Johannesburg
30 January 2003

Lead sponsor to PSG Group and PSGBH
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Independent advisor

Lead sponsor to Absa
Merrill Lynch